EXHIBIT 16

         SCHEDULE FOR COMPUTATION OF PERFORMANCE CALCULATIONS

     Cumulative total returns and their income and capital components are described in the Fund's Statement of Additional Information, and are based on the net asset values income and capital gain distributions and reinvestment prices of the historical period covered.

     Average annual returns are calculated according to the following formula:

     Average annual return - (1 + Cumulative Return) 1/n -1

          where n = the number of years in the base period.